Netherland, Sewell & Associates, Inc.	Chairman & CEO	Executive Committee
Worldwide Petroleum Consultants	C.H. (Scott) Rees III	P. Scott Frost - Dallas
	President & COO	J. Carter Henson, Jr. - Houston
	Danny D. Simmons	Dan Paul Smith - Dallas
	Executive VP	Joseph J. Spellman - Dallas
	G. Lance Binder	Thomas J. Tella II – Dallas

January 27, 2011

Mr. Jack Bergeron

Southwestern Energy Company

Suite 125

2350 North Sam Houston Parkway East

Houston, Texas 77032

Dear Mr. Bergeron:

In accordance with your request, we have audited the estimates prepared by Southwestern Energy Company (Southwestern), as of December 31, 2010, of the proved reserves and future revenue to the Southwestern interest in certain oil and gas properties located in Arkansas, Louisiana, Oklahoma, Pennsylvania, and Texas.  It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Southwestern.  We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a).  The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, except that per-well overhead expenses are excluded for the operated properties and future income taxes are excluded for all properties.  We completed our audit on January 26, 2011.  This report has been prepared for Southwestern's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Southwestern's estimates of the net reserves and future net revenue, as of December 31, 2010, for the audited properties:

	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	1,022	2,645,232	6,728,172	3,595,776
Proved Developed Non-Producing	151	42,007	105,332	47,231
Proved Undeveloped	47	2,242,741	2,934,404	619,447

Total Proved	1,220	4,929,980	9,767,907	4,262,454

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate.  Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of Southwestern are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI).  However, in our opinion the estimates of Southwestern's proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).  Additionally, the aggregate percentage difference in the estimates of NSAI and Southwestern is within the recommended

10 percent tolerance threshold set forth in the SPE Standards.  We are satisfied with the methods and procedures used by Southwestern in preparing the December 31, 2010, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Southwestern.

The estimates shown herein are for proved reserves.  Southwestern's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.  Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by Southwestern are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2010.  For oil volumes, the average West Texas Intermediate posted price of $75.96 per barrel is adjusted by field for quality, transportation fees, and regional price differentials.  For gas volumes, the average Henry Hub spot price of $4.376 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials.  All prices are held constant throughout the lives of the properties.  The average adjusted product prices weighted by production over the remaining lives of the properties are $75.46 per barrel of oil and $3.961 per MCF of gas.

Lease and well operating costs used by Southwestern are based on historical operating expense records.  For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  Lease and well operating costs for the operated properties include only direct lease- and field-level costs.  For all properties, headquarters general and administrative overhead expenses of Southwestern are not included.  Lease and well operating costs are held constant throughout the lives of the properties.  Southwestern's estimates of capital costs are included as required for workovers, new development wells, and production equipment.  The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible.  Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, estimates of Southwestern and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of Southwestern to recover the reserves, and that projections of future production will prove consistent with actual performance.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties.  Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up approximately 88 percent of Southwestern's total proved reserves and accounting for approximately 85 percent of the present worth for those reserves.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Southwestern with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.  Our audit did not include a review of Southwestern's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Southwestern, are on file in our office.  The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.  We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

Texas Registered Engineering Firm F-002699

/s/ C.H. (Scott) Rees III

By:

C.H. (Scott) Rees III, P.E.

Chairman and Chief Executive Officer

/s/ Lee E. George

/s/ William J. Knights

By:

By:

Lee E. George, P.E. 95018

William J. Knights, P.G. 1532

Vice President

Vice President

Date Signed:  January 27, 2011

Date Signed:  January 27, 2011

CBR:MRL